SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On November 26, 2013, Korea Electric Power Corporation (“KEPCO”) will hold an investor relations conference with investors and analysts, where the CEO of KEPCO will be the keynote speaker. The event will be conducted in Korean and simultaneous English translation will be provided to those who join by conference call.

1.	Date / Time: November 26, 2013 / 11:30 a.m. (Seoul Time)

2.	Location: 63 Convention Center, Seoul

KEPCO will provide dial-in numbers for those (including from overseas) who wish to participate by conference call.

For further information (including dial-in numbers for participation through conference call), please contact KEPCO’s IR Team at 822-3456-4211 or cy_ji@kepco.co.kr.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik
Title:	Vice President

Date: November 21, 2013